ING USA Annuity and Life Insurance Company
and its
Separate Account B

ING Rollover Choice^{SM} Variable Annuity Contracts

Supplement dated July 22, 2011 to the Contract Prospectus dated April 29, 2011

_____

The following information amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. **On July 1, 2011,** ING Clarion Global Real Estate Securities LLC, subadviser to the ING Clarion Global Real Estate Portfolio, was renamed CBRE Clarion Securities LLC.

   Accordingly, all references in your Contract Prospectus to ING Clarion Global Real Estate Securities LLC are replaced with CBRE Clarion Securities LLC.

2. Please replace the third paragraph in the "**Revenue Received from Unaffiliated Funds"** section located on page 15 of your Contract Prospectus in its entirety with the following:

   If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2010, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:
   - Fidelity Investments®
   - Pioneer Investments
   - Franklin® Templeton® Investments
   - PIMCO/Allianz Funds
   - OppenheimerFunds, Inc.